Free Writing Prospectus (FWP)

Filed pursuant to Rule 433

Registration No. 333-151613

Relating to Prospectus Supplement dated July 22, 2010

QUÉBEC

US$1,500,000,000

3.500% FIXED RATE 10-YEAR GLOBAL BOND DUE JULY 29, 2020

FINAL TERM SHEET

July 22, 2010

Issuer:	Québec

Expected Ratings:	Moody’s: Aa2; S&P: A+; Fitch: AA-

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	U.S.$1,500,000,000

Trade Date:	July 22, 2010

Settlement Date:	July 29, 2010

Maturity:	July 29, 2020

Interest Payment Dates:	January 29 and July 29 of each year

First Payment Date:	January 29, 2011. Interest will accrue from July 29, 2010.

Spread to Benchmark:	T + 60.45 bps

Spread to Mid-Swaps:	+ 60 bps

Benchmark Treasury:	UST 3.500% due May 15, 2020

UST Spot:	104-23 / 2.942%

Yield:	3.547%

Coupon:	3.500% payable semi-annually

Price:	99.607%

Day Count:	30/360

Minimum Denominations:	US$1,000 x US$1,000

Joint Lead Managers:	BofA Merrill Lynch Deutsche Bank Securities HSBC National Bank of Canada Financial

Senior Co-managers:	BMO Capital Markets, CIBC, RBC Capital Markets, Scotia Capital, TD Securities

Co-managers:	BNP PARIBAS, Casgrain & Company (USA) Limited, CITI, Desjardins Securities Inc., J.P. Morgan, Mitsubishi UFJ Securities International plc, RBS

Cusip / ISIN:	748148 RU9 / US748148RU93

Listing and Admission to Trading:	Admission to UKLA’s Official List and to trading on London Stock Exchange’s Regulated Market may be completed following settlement.

Governing Law:	Québec and Canada

Prospectus and Prospectus Supplement:	Prospectus dated June 12, 2008, and Preliminary Prospectus Supplement dated July 22, 2010

http://www.sec.gov/Archives/edgar/data/722803/000119312510163488/d424b3.htm

Stabilization:	Reg M/FSA

European Economic Area Legends:	If and to the extent that this announcement is communicated in, or the offer of the Notes to which it relates is made in, any EEA Member State that has implemented Directive (2003/71/EC) (a “Relevant Member State”) (together with any applicable implementing measures in each Relevant Member State, the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive or otherwise in compliance with either Article 3(2)(c) and (e) of the Prospectus Directive or, subject to written prior approval of BofA Merrill Lynch, Article 3(2)(b) of the Prospectus Directive and must not be acted upon by other persons in that Relevant Member State.

This is not a prospectus under the Prospectus Directive but an advertisement as defined in the Prospectus Directive and investors in the European Economic Area should not subscribe for or purchase Notes once admitted to trading on the London Stock Exchange plc’s (the “London Stock Exchange”) Regulated Market except on the basis of information in the Listing Prospectus (as defined below). Québec intends to file a single prospectus (the “Listing Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 as amended for the purpose of having the Notes admitted to trading on the London Stock Exchange’s Regulated Market as soon as possible after closing of this issue. Once approved, the Listing Prospectus will be published in accordance with the Prospectus Directive and investors will be able to view the Listing Prospectus on the website of the Regulatory News Service operated by the London Stock Exchange at http://www.londonstockexchange.com/exchange/prices-and-news/news/market-news/market-news-home.html under the name of Quebec and the headline “Publication of Prospectus” and investors shall be able to obtain copies without charge from the office of the Direction du financement des organismes publics et de la documentation financière, at the Ministère des Finances at 12, rue Saint-Louis, Québec, Québec, Canada G1R 5L3.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free:

1-800-294-1322.

Other: ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.